
NEIGHBORHOOD sun
A Tech-Enabled Community Solar Platform
Making Clean, Affordable Energy Accessible to ALL

INVEST IN **NEIGHBORHOOD SUN**

A tech-enabled community solar platform dramatically expanding solar access

neighborhoodsun.solar Silver Spring, MD

Technology | PBC & B Corp | Hardware | B2C | Climate Change

Highlights

1. $4.8MM in revenue in 2023 (257% increase) YoY

2. 100% increase in community solar farms under management

3	136 community solar farms under management across 7 states
4	Massive increase in productivity in 2023 through implementation of automations in SunEngine
5	Diverse and experienced team with proven ability for cross-departmental collaboration
6	Mission-Driven Certified B Corp with leading scores across the entire community solar industry
7	Proven fundraising abilities, with more than $1.9MM successfully raised through Wefunder
8	Expansion to California coming in 2025, opening the largest community solar market in the country

Our Team



Gary Skulnik CEO

Gary has been a clean energy leader in Maryland for 20 years, either as an advocate or an entrepreneur. His previous venture, another B Corp that provided 100% green energy electricity, grew to $22MM in revenue with thousands of happy customers.

Our CEO, Gary Skulnik, has been passionate about fighting climate change for most of his adult life. Joining forces with CTO John Wilson, and CRO Thom Smith, we've got a team that wants to disrupt the utility model through technology while bringing in hundreds of thousands of people into the clean energy future.



John Wilson Chief Technology Officer



John brings 25 years experience in IT management. He was VP of Operations at Bullfrog Power and was responsible for all software development for 14 years. John held several senior technology positions at Fidelity National Information Services.



Cara Humphrey CRO

Cara oversees Community Partnership Program and other campaigns. She was with Astrum in 2010 and served as Sales Manager of NY. Prior to Astrum, Cara worked at the forefront of commercial energy efficiency & the hybrid vehicle industry.



Emily Tokarowski VP of Marketing

Emily has been with Neighborhood Sun for almost five years, advancing in various roles to become VP of Marketing and a powerful leader in the company. She has an M.S. in STEM entrepreneurism.

We have the solution to the solar problem:

Despite the increasing demand for renewable energy solutions, a staggering **80% of individuals and small businesses** are not able to access rooftop solar installations.





This glaring gap between the demand for solar and access to the solar installations highlights the inequity in clean energy adoption.

Fortunately, community solar proves to be a promising solution, offering a way for those who may not have suitable rooftops or the funds to buy their own panels to still benefit from and support local solar energy. Community solar works by pooling resources to build large solar installations, which are then shared among multiple subscribers.

At Neighborhood Sun, we excel in connecting those who want clean energy with those who are generating it to benefit all stakeholders involved. We bridge this gap through our SunEngine(™) platform, which allows us to efficiently manage community solar projects for developers and community solar subscriptions for residents and small businesses. Our success lies in our ability to connect solar projects with mass market consumers, ensuring that clean energy is accessible to all. Neighborhood Sun serves as the missing piece to an equitable clean energy transition as we foster a seamless connection between solar project owners and consumers.

Our Traction Since Our Last Wefunder Campaign Speaks for Itself

Since our last raise of $1MM in 2022, WE HAVE SUCCESSFULLY GROWN OUR REVENUE by 257% building out our technology Sun Engine platform and supercharging our market expansion. We have passed on 89% more savings than in 2022.

Strategic growth:

This year we plan to enter new markets, expand our customer base significantly, and continue growing our revenue for both customer acquisition and ongoing customer management. With our increase in productivity and automation through our Sun Engine platform, we can grow our revenue without a commensurate growth in expenses.

We're a **people-powered** success story

Since day one, we've been a mission-focused company relying on retail and angel investors to fuel our growth.

Concrete Results from Last Investment Round in Neighborhood Sun

Corporate Growth

Before Investment

$1.9M
Topline Revenue

$643k
Recurring Revenue

111MW
Managed Capacity

After Investment

$4.9M ⊕ 160%
Topline Revenue

$941k ⊕ 46%
Recurring Revenue

217MW ⊕ 95%
Managed Capacity

Technological Development


Easy Signup
Improved enrollment flow allows for high-volume of signups


Boosted Enrollment
Major signup efficiency and back-end processing improvements


Key Automations
Reduced time and labor costs spent manually adjusting subscriber data & reporting on projects


Empower Users
Users can access and manipulate the data via automations and without IT dependence


Complete White Label
Separate data allows clients to customize and manage enrollment & billing


Effortless Transitions
Tools built to simplify migration and integrations to/from other platforms

Community Impact

Before Investment

$1.5M
Savings for Customers

2959
New Subscribers in 2022

109 Megatons
Supported the prevention of CO_2e

After Investment

$2.8M ⬆ 87%
Savings for Customers

3922 ⬆ 33%
New Subscribers in 2023

143 Megatons ⬆ 31%
Supported the prevention of $CO2e$

How Does Community Solar work?

Community solar makes it possible for anyone who pays an electricity bill to support solar energy and save money in the process so that even people who can't install solar panels on their own homes or properties still benefit from solar energy. Instead of each person needing to own and install their own panels, they can subscribe through Neighborhood Sun to get a share of the energy generated by their local community solar farm, resulting in savings in the form of solar credits on their utility bill. This makes solar energy accessible to more people, including renters and those with shaded roofs.

How Neighborhood Sun Brings Community Solar to Thousands

STEP 1
Demonstrate the value of SunEngine(™) and the team behind it to the community solar project owners.

STEP 2
Sign a contract with the solar project or portfolio owner.

STEP 3
Begin customer acquisition and get paid for each customer we acquire.

Our Proven Business Model



We currently work with **14 solar developers and 134 projects** under our management

134 projects

14 solar developers

All the benefits of solar.



After growing our revenue **more than 257% in 2023**, we're poised for even more rapid growth, with a projected revenue increase of 2x or more this year!

Recurring Revenue is the Key to Accessing the $2B Community Solar Industry

The extra thing that makes Neighborhood Sun even more valuable than you may already think? It's our Annual Recurring Revenue (ARR).



Our Annual Recurring Revenue (ARR), the main metric in determining our enterprise value, is now **over $1MM per year** and growing

$1MM+ per year

Our SunEngineTM advanced software platform is the white label solution that solar asset businesses are looking for. Whether they want a full licensing agreement complemented by customer management, or just a white label solution they can use internally, we believe Sun Engine is the best platform for the industry. Fourteen companies with 134

is the best platform for the industry. Fourteen companies with 18[illegible] projects have already contracted with us. We sign long-term contracts with solar asset owners, which translates into many years of ARR.

We've Developed a Multi-Channel Sales Approach Using Key Technology Developed In-House

- **Direct sales**: We have an experienced team leading the training and ongoing management of sales personnel through our sales academies and accountability metrics."
- **Strategic sales**: Our community partners work with us in ways no other community solar company can match."
- **Referrals**: Because we put so much emphasis on customer development and we are the most credible green brand in the community solar space, we're able to work with our customers to generate referrals to their friends and neighbors."



Our Multi-Channel Sales Approach
Direct Sales
Expert Team, Ongoing Training
Strategic Sales
Unmatched Partner Network
Referrals
Customer-Centric, Trusted Brand



Since establishing SunEngineTM, we have already conducted seamless transitions from our 3 main competitors' platforms, proving how much developers can see the benefits of SunEngineTM over other platforms. Some of the key new features in SunEngineTM that have been developed to address increasing needs in the community solar space include:

- Several automations features that allow business users to continuously improve sales and communication workflows with granular filtering options to allow for targeted messaging and outreach without requiring support from IT.

- CRM and accounting system integrations automate critical business information flow and ensure financial data is automatically and accurately updated across platforms.

- Automated subscriber allocation adjustments and churn reports have significantly reduced labor time and costs, as well as provide key insights into various subscriber trends.

- Full data separation for white-labeling options allow for clients to manage, customize, and analyze their data and enrollment flow to provide personalized subscriber acquisition and management.

Creating More Community, Not More Customers

Neighborhood Sun is without competition in the way that we acquire

and manage customers for community solar. We fill the roles that otherwise require two or more companies to manage separately.



Our Corporate Values
Use business as a force for good
Don't be afraid to fail forward
Create more community, not more consumers
Empower people by protecting the planet
Remember, we're all in this together
ON THE MARCH for CLIMATE ACTION
SOS Save Our Solar
Together WE ARE BUILDING A SOLAR Community
JOIN US AT

We Love Our Team

- Our leadership team has worked together for almost three years now.
- Our experienced and well-connected Board is also a differentiating factor. We have successful solar entrepreneurs, impact VC investors, energy industry vets, and our chair, Bill Bumpers, is a long-time leader in the legal energy world.

Our Team

Gary Skulnik
CEO & Founder

Strategic leader in clean energy market development.

John Wilson
CTO

IT management expert with renewable energy innovation.

Cara Humphrey
CRO

Advocating for clean energy equity through collaboration.

Emily Tokarowski
VP of Marketing

Community solar advocate and marketing leader.

What we'll use your investment for

We are raising $500,000 to upgrade our SunEngineTM technology platform, enter new solar markets and hire key executives to our team who can help us scale to the next level.

Your investment will allow us to expand on the success we achieved in 2023 and really take advantage of the massive opportunity in solar today. Every solar farm we add to our community has a positive impact on society, and one step closer to disrupting the outdated electric utility industry.



Uses of the funds

Software Innovation

Market Expansion

Team Growth



Innovation
Upgrade SunEngine™ through AI & additional automations

Expansion
Expand to New Markets : California, Illinois, Virginia, New Mexico, Oregon

Growth
Hire Key Executives : COO & CFO



The Time to Invest in Your Future Is Now